

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Via E-mail
Chad Richison
Chief Executive Officer
Paycom Software, Inc.
7501 W. Memorial Road
Oklahoma City, OK 73142

> **Re: Paycom Software, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 9, 2013**
> **CIK No. 0001590955**

Dear Mr. Richison:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please move the disclaimers and explanations on pages i and ii to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

4.   Please provide us supplemental copies of the reports or other source documentation that you reference on page ii from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please clarify whether any of these reports where commissioned on your behalf.

Graphics

5.   We note that the graphics include information regarding the company's revenues for periods not presented in the prospectus and a statement that the company has "grown organically at a 41% compounded annual growth rate" since 2008. Please tell us what consideration you have given to including the net income/loss for fiscal years 2008 through 2010 in the graphics and in the sections of the prospectus in which you discuss the growth rate since 2008 to provide a more complete discussion of your financial position during those years.

Prospectus Summary, page 1

6.   We note that the descriptions of the company in the prospectus summary and business section are focused on human capital management software solutions delivered as Software-as-a-Service but you derived 59% and 64% of your total revenue for the nine months ended September 30, 2013 and the year ended December 31, 2012 from payroll processing. Please revise to more prominently disclose that the majority of your revenues are derived from payroll processing.

7.   Please provide us the basis for your disclosure on page 1 that you are a "leading provider of comprehensive, cloud-based human capital management, or HCM, software solution delivered as Software-as-a-Service, or SaaS." For example, you should explain if your leadership is based on objective criteria such as market share.

8.   Please revise page 5 to disclose that you will be deemed a controlled company and that you intend to rely upon the controlled company exemption of your chosen exchange as you note on pages 26 and 77.

Risk Factors, page 11

9.   In the second risk factor on page 20, you disclose your reliance on third-party relationships with financial institutions, technology and content support, manufacturers, and background check processors. Please revise your business section to discuss third-party arrangements to the extent material and advise us whether they involve any agreements that are required to be filed under Item 601(b)(10) of Regulation S-K.

The Reorganization, page 29

10.   The description of your reorganization on page 29 of Paycom Software, Inc. and affiliated entities appears to be missing material terms. For example, describe the number of shares of common stock of Paycom Software, Inc. your investors will receive for their common units, incentive units, Series A preferred units and Series B preferred units of Paycom Payroll Holdings, LLC. It is unclear whether your investors will receive the same consideration for each unit. Disclose, if true, that your Series C preferred units will be cancelled or exchanged for a $46.2 million note that will be redeemed by offering proceeds. Please make corresponding changes to the notes in the pro forma financial statements. Further, please file your reorganization agreements as exhibits under Item 601 of Regulation S-K.

Use of Proceeds, page 30

11.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for general corporate purposes. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 3-4 and 65-66 you describe your growth plans, but do not indicate if they will be funded using offering proceeds.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2013, page 38

12.   We note that you appear to be changing from a limited liability company to a C-corporation as part of your reorganization after the offering. Please tell us your consideration for the guidance, by analogy, in SAB Topic 4B by reclassifying the undistributed losses to additional paid in capital as part of your pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 46

13.   We note that annualized new recurring revenue is an estimate based on the annualized amount of the first full month of revenue attributable to new clients that were added or existing clients that purchased additional applications during the period presented. Please revise to clarify that you do not enter into long-term contracts with your customers.

Results of Operations, page 48

14.   On pages 49 and 51, you attribute the growth in revenue for the nine months ended September 30, 2013 and the year ended December 31, 2012 to the addition of clients in mature sales offices, new clients in recently opened sales offices, and sales of additional applications to your existing clients. Please consider quantifying these factors to provide additional context regarding your revenue growth for each period. For example, it is unclear how much revenue was derived from new customers versus existing customers.

Liquidity and Capital Resources, page 53

15.   Please revise to describe the financial covenants or restrictions for your consolidated and construction loan with Kirkpatrick bank. Discuss your non-compliance with one of the financial covenants related to the debt service ratio that you discuss on pages F-18 and F-35 and the waiver that you obtained from the lender.

Critical Accounting Policies and Significant Judgments and Estimates Incentive Units, page 58

16.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested incentive units based on the difference between the estimated IPO price and the exercise price of the units outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

17.   Consider revising your disclosure to include the following disclosures for incentive units granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

   •   For each grant date, the number of incentive units granted, the exercise price, the fair value of the underlying common units, and the intrinsic value, if any, per incentive unit; and

   •   Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

18.   Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common unit and instruments granted;

- Discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions that explain the changes in the fair value of the underlying common unit up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common unit as of the most recent valuation date and the midpoint of your IPO offering range.

19.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

20.   For any incentive units granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please also revise to disclose the expected impact any unvested 2009 incentive units will have on your financial statements as a result these units vesting upon the effectiveness of your IPO.

Business

Our Clients, page 68

21.   Please revise to provide a more detailed discussion of the size and nature of your customers. You disclose on page 69 that "many" of your clients are small and mid-sized companies, but you do not provide any quantitative disclosure. Further, you indicate on page 62 that companies often outsource administrative services functions, such as payroll and time and labor management, but it is unclear whether your solutions are marketed towards businesses that perform these human capital management functions in-house or whether you also sell your solutions to outsourcing companies such as payroll processors, benefits administrators or human resources recordkeeping entities.

22.   Please tell us what consideration you have given to disclosing the percentage of revenue derived from your five categories of software. On page 45, you indicate that your payroll and tax applications, which you refer to as payroll processing, comprised of 59% of your total revenues for the nine months ended September 30, 2013, but you do not provide similar disclosure of your other 4 categories of applications.

Our Competition, page 69

23.   Please revise your discussion of your competitors to clarify which entities compete with you for primarily payroll processing, in your other material categories of applications, or your entire comprehensive human capital management software suite. We note, for example, some of your competitors are outsourcers of administrative functions like payroll processing, while others are software companies that offer both human capital management software and financial management software.

Technology, Operations and Security, page 70

24.   Please clarify whether you operate and own your two data center facilities in Texas and Oklahoma or if they operated and/or owned by third-party entities. Please file any data center hosting agreements to the extent material pursuant to Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 72

25.   Please revise to provide a brief description of U.S. Patent No. 8,244,833 that is subject of a patent infringement complaint described on page 73 and explain how the claim relates to your products.

Management

Executive Officers and Directors, page 74

26.   Please revise to identify the "national payroll and human resources company" and "smaller regional payroll company" referenced in Mr. Chad Richison's management biography on page 74.

27.   On page 76, you state that the Stockholders Agreement provides for three representatives designated by "WCAS X and any of its affiliates" and one representative designated by "WCAS Capital IV and any of its affiliates." Please revise to describe the differences between these stockholders and their rights under the Stockholders Agreement, as it appears WCAS X and WCAS Capital IV are affiliates of each other. Please clarify whether affiliates or control persons of these stockholders may effectively designate 4 representatives.

28.   Please revise to clarify whether the voting provisions of the Stockholders Agreement apply with the next election of directors after your IPO, or if they apply to your initial board of directors of Paycom Software, Inc. If it is the latter, please revise to identify the directors designated by WCAS X and WCAS Capital IV under the Stockholder Agreement. We note your management biographies references service terms of your directors that predates the incorporation date of Paycom Software, Inc.

Director Compensation, page 78

29.   Please disclose the compensation of the directors who served in the last completed fiscal year. Please also ensure that you update the executive compensation of the named executive officers to reflect the compensation earned in fiscal year 2013.

Executive Compensation, page 80

30.   On page F-22, you reference a 2009 Incentive Units Plan and incentive units granted under your April 2012 Corporate Reorganization. To the extent material to your compensation awarded in 2012, please revise to describe the material terms of your 2009 Incentive Units Plan and relevant portions of your April 2012 Corporate Reorganization. Also, please advise us whether documents related to your 2009 Incentive Units Plan or April 2012 Corporate Reorganization are required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

31.   On page 85 and in your exhibit index, you indicate that you will adopt a 2013 Long-Term Incentive Plan and employment agreements with your named executive officers in connection or prior to the consummation of the offering. Please revise to provide a materially complete description of the 2013 Long-Term Incentive Plan and each of your employment agreements.

Certain Relationships and Related Party Transactions, page 86

32.   Throughout this section, you reference "certain of our executive officers and directors" and their affiliates are parties to various related party transactions. Please revise to identify the related parties in each transaction subject to the disclosure requirements of Item 404(a) of Regulation S-K.

33.   Please either file your agreements related to your April 2012 Corporate Reorganization and Related Party Distribution and Real Property Agreements, or advise us why they are not material under Items 404(a) and 601(b)(10) of Regulation S-K.

34.   Please revise to clarify the consideration that investors of Paycom Payroll LLC received in exchange for their units. The last bullet point in your description of your corporate reorganization on page 88 appears to imply that they received either cash or Series C

preferred units of Paycom Payroll Holdings LLC, but page II-2 indicates only WCAS Paycom Holdings, Inc. received Series C preferred units for $46.2 million in cash. This appears inconsistent with your disclosure in your Statement of Members' Equity for the year ended December 31, 2012.

Principal and Selling Stockholders, page 90

35.   Please remove the disclaimers of beneficial ownership in footnotes (2) and (3) of the table on page 90 if the individuals listed hold investment and/or voting power of the shares held by Welsh, Carson, Anderson & Stow X, L.P., WCAS Capital Partners IV, L.P., and/or Ernest Group, Inc. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest.

36.   When you identify the selling shareholders, please ensure that you provide a materially complete description of the transactions from which the selling shareholders acquired the securities being offered for resale in your registration statement.

Description of Capital Stock, page 92

37.   Please remove the disclaimer on page 92 that your description of your capital stock is "qualified in its entirety by reference" to your governing documents.

Paycom Payroll Holdings, LLC and Subsidiaries Consolidated Annual Financial Statements

Consolidated Balance Sheets, page F-6

38.   We note your classification of Series C Preferred Units as member's equity. We also note your disclosure on page F-22 that your Series C Preferred Units are redeemable upon deemed liquidation and that the holders of have the ability to cause such a liquidation event. Please tell us how you determined that the Series C Preferred Units should be included in member's equity considering this redemption feature and your consideration for presenting the redemption amount on the face of the balance sheet. Refer to Rule 5-02.27 of Regulation S-X, SAB Topic 3C.

Note 2. Summary of Significant Accounting Policies

Segment Information, page F-10

39.   In light of the differences in services provided related to payroll and tax processing compared to your other HCM applications, please tell us what consideration was given to separately quantifying the related revenues. Refer to ASC 280-10-50-40.

Revenue Recognition, page F-13

40.   While you describe the different sources of recurring revenues, you do not describe how your revenue recognition policies are applied to these revenues. On page 57 you disclose that recurring revenues are recognized at time of billing. Please revise to disclose the time of billing and how it relates to the performance of services and your determination that collection is reasonably assured for each type of recurring revenues. Refer to ASC 235-10-50-3 and SAB Topic 13.B.

41.   We also note from your disclosure that you appear to enter into multiple-element arrangements. Please revise to include the disclosures required under ASC 605-25-50.

Note 9. Member's Equity and Incentive Compensation, page F-21

42.   We note your disclosure of the different series of preferred units issued. Please clarify and disclose the liquidation preferences, if any, related to each series of preferred units. Refer to ASC 505-10-50-4.

43.   We also note that the Series C Preferred Units are entitled to a preferred yield of 14%. Please revise to clarify whether the preferred yield is cumulative and disclose the aggregate amount in arrears, if any. Please also revise to disclose the aggregate amount subject to redemption related to the Series C Preferred Units. Refer to ASC 505-10-50-5.

Paycom Payroll Holdings, LLC and Subsidiaries Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies, page F-41

44.   We note your disclosure on page 73 regarding the patent infringement complaint filed against the company in July 2013. Please tell us what consideration was given to disclosing this pending legal matter in your financial statement footnote. Refer to ASC 450-20-50-3.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Jan Woo
Attorney-Advisor

cc: <u>Via E-mail</u>
        Greg R. Samuel, Esq.
        Haynes and Boone, LLP